August 6, 2014	News Release 14-15
SILVER STANDARD REPORTS SECOND QUARTER 2014 RESULTS
VANCOUVER, B.C. - Silver Standard Resources Inc. (NASDAQ: SSRI) (TSX: SSO) (“Silver Standard”) reports consolidated financial results for the second quarter ended June 30, 2014.

“The second quarter marked an important time for Silver Standard’s future. With the acquisition of the Marigold mine complete, we have grown substantially to become the operator of two large open pit mines,” said John Smith, President and CEO. “Our silver-equivalent production and sales increased by 81% and 91%, respectively, compared to the first quarter and we are on track to achieve improved results for the remainder of 2014. We continue to focus on the optimization and life-of-mine plan for Marigold and consistent delivery at Pirquitas. With the addition of our second producing mine, a healthy balance sheet and proven management capability, we are positioned for further growth and success.”

Second Quarter 2014 Highlights:
(All figures are in U.S. dollars unless otherwise noted)

▪
Completed Marigold mine acquisition: Purchase of the Marigold mine completed on April 4, 2014. Mine operations are now integrated into Silver Standard. Acquisition cost reduced to $268 million following post-quarter closing adjustments of $7.3 million.

▪
Lowered cash cost guidance at Pirquitas: Reported cash costs of $12.18 per payable ounce of silver sold, with continued strong performance, enabling lowered cash cost guidance of $12.00 to $13.00 per payable ounce of silver sold for 2014.

▪	Cost reduction plans at Marigold delivering: Reported cash costs of $1,103 per payable ounce of gold sold. Operating efficiencies improving on load and haul fleet.

▪	Delivered higher metals production: Produced 2.0 million ounces of silver, 22,060 ounces of gold and 9.3 million pounds of zinc, on track to meet production guidance for the year.

▪	Doubled quarterly revenue: Revenue for the quarter totaled $64.3 million, compared to $33.7 million in the first quarter of 2014.

Pirquitas mine, Argentina

	Three months ended
Operating data	June 30 2014	March 31 2014	December 31 2013	September 30 2013	June 30 2013
Total material mined (kt)	4,052	4,208	4,277	4,465	4,471
Waste removed (kt)	3,550	3,840	3,753	4,087	4,300
Strip ratio	7.1	10.4	7.2	10.8	25.2
Silver mined grade (g/t)	167	163	178	128	270
Zinc mined grade (%)	2.07	1.94	2.67	2.41	2.41
Mining cost ($/t mined)	2.80	2.40	2.90	2.77	3.05
Ore milled (kt)	402	406	420	394	365
Silver mill feed grade (g/t)	213	204	228	215	216
Zinc mill feed grade (%)	2.19	2.02	2.12	1.91	1.53
Processing cost ($/t milled)	21.13	20.09	20.74	22.51	29.92
Silver recovery (%)	74.3	72.1	73.9	74.6	74.8
Zinc recovery (%) (1)	48.0	48.9	53.0	47.0	46.0

Silver produced ('000 oz)	2,042	1,918	2,281	2,028	1,890
Zinc produced ('000 lbs) (1)	9,319	8,844	10,307	7,818	5,589
Silver sold ('000 oz)	1,926	1,596	2,499	1,969	2,207
Zinc sold ('000 lbs) (1)	5,307	10,227	14,208	4,952	2,217

Realized silver price ($/oz)	19.89	20.38	20.79	21.38	22.47

Cash costs ($/oz) (2)	12.18	12.36	11.75	13.32	13.03
Total costs ($/oz) (2)	16.34	17.42	17.75	21.24	20.05

Financial data ($000s)
Revenue	36,261	33,736	49,026	43,944	32,654
Income (loss) from mine operations	7,758	5,924	3,985	5,732	(18,971)
Capital investments (3)	3,200	2,514	6,950	7,184	7,118
Exploration expenditures	1,125	140	143	748	1,489

(1)	Data for zinc recoveries, production and sales relate only to zinc in zinc concentrate as any zinc metal within our silver concentrate does not generate revenue.

(2)	We report non-GAAP cost per payable ounce of silver sold to manage and evaluate operating performance at the Pirquitas mine. See “Cautionary Note Regarding Non-GAAP Measures”.

(3)	Excluding deferred stripping.

Mine production

The Pirquitas mine produced 2.0 million ounces of silver during the second quarter of 2014, which is a 6.5% quarter-on-quarter increase and reflects higher average mined grade and recovery. The marginally lower mill throughput is in line with the life of mine plan and is expected to increase in the second half of 2014.

The Pirquitas mine produced 9.3 million pounds of zinc in zinc concentrate in the second quarter of 2014, a 5.4% quarter-on-quarter increase reflecting a slightly higher average mine grade, which was partially offset by a marginally lower recovery.

Approximately 402,000 tonnes of ore were milled during the second quarter of 2014, compared to 406,000 tonnes in the first quarter of 2014. Ore was milled at an average rate of 4,423 tonnes per day during the second quarter of 2014, 11% above the mill’s nominal design. This compares to an average milling rate of 4,514 tonnes per day in the first quarter of 2014. The lower total ore tonnes processed were a result of lower availability of the processing plant due to repairs and planned maintenance in the second quarter of 2014.

Ore milled during the second quarter of 2014 contained an average silver grade of 213 g/t, higher than the 204 g/t reported in the first quarter of 2014. The average silver recovery rate of 74.3% was slightly higher than the first quarter recovery rate of 72.1% due to accessing a greater proportion of fresh sulphide ore in the pit.

Mine operating costs

Cash costs and total costs per payable ounce of silver sold are non-GAAP financial measures. See “Cautionary Note Regarding Non-GAAP Measures”.

Early in 2013, we commenced a cost reduction initiative at the Pirquitas mine, which has continued into 2014 as part of a continuous improvement process. The main focus has been on replacing third party contract services, reducing staffing and implementing operational controls at the mine and plant to drive efficiencies.

Cash costs, which include cost of inventory (excluding adjustments for write downs and one-off restructuring costs), treatment and refining costs, and by-product credits, were $12.18 per payable ounce of silver sold in the second quarter of 2014 compared to $12.36 per payable ounce of silver sold in the first quarter of 2014. Cash costs in the second quarter of 2014 continue to reflect our cost management focus and are marginally below our original 2014 cost guidance.

Total costs, which add silver export duties, depreciation, depletion and amortization to cash costs, were $16.34 per payable ounce of silver sold in the second quarter of 2014 comparable with $17.42 per payable ounce of silver sold in the first quarter of 2014. Depletion, depreciation and amortization was slightly lower on a per unit sold basis in the second quarter of 2014 compared to the first quarter of 2014.

Mine sales

In the second quarter of 2014, we sold 1.9 million ounces of silver compared to 1.6 million ounces in the first quarter of 2014, and 5.3 million pounds of zinc in the second quarter of 2014, compared to 10.2 million pounds sold in the first quarter of 2014. We expect shipments of concentrate to approximate production in 2014, however, due to changes in certain contract terms, sales recognized are expected to be slightly below production. The decrease in zinc sales reflects the timing of deliveries and a temporary third party labour interruption at the port of loading during the quarter.

Exploration

At the Pirquitas mine, we are directing work towards replacing Mineral Reserves and Mineral Resource and extending the mine life of the operation.  In support of these activities we continue mapping and sampling to develop targets for drilling.

Marigold mine, U.S.

Three months ended
Operating data	June 30, 2014 (2)
Total material mined (kt)	18,338
Waste removed (kt)	15,986
Strip ratio	6.8
Mining cost ($/t mined)	1.70
Total ore stacked (kt)	2,352
Gold stacked grade (g/t)	0.34
Processing cost ($/t processed)	1.59
Gold recovery (%)	73.0

Gold produced (oz)	22,060
Gold sold (oz)	21,990

Realized gold price ($/oz)	1,285

Cash costs ($/oz) (1)	1,103
Total costs ($/oz) (1)	1,135

Financial data ($000s)
Revenue	28,026
Income from mine operations	3,264
Capital investments (3)	2,296
Exploration expenditures	458

(1)	We report non-GAAP cost per payable ounce of gold sold to manage and evaluate operating performance at the Marigold mine. See “Cautionary Note Regarding Non-GAAP Measures”.

(2)
Data presented in this table is for the period April 1 to June 30, 2014, the period for which Silver Standard was entitled to all economic benefits of the Marigold mine per the Purchase and Sale Agreement dated April 4, 2014.

(3) Excluding deferred stripping.

Mine production

We produced 22,060 gold ounces in the second quarter of 2014, exceeding our quarterly guidance by approximately 10%.

During the second quarter of 2014 the mine moved 18.3 million tonnes of material, of which 2.4 million tonnes of ore was delivered to the heap leach pad at a grade of 0.34 g /t of ore.

Mining activities centered on using the majority of the mining fleet for the stripping of overburden and the mining of lower grade from Phase 1 of the Mackay Pit. The remaining fleet was used to mine from the Terry Phase 2 Pit which contains slightly higher grades. Approximately 26,000 gold ounces were stacked on the pads at a recovery of 73%, which represents 18,980 recoverable gold ounces. Lower grade ores were stacked on the higher pad elevations of Cell 12 as planned to facilitate the stacking of higher grade ores nearer to the liner in the third and fourth quarters of 2014.

Mine operating costs

Cash costs and total costs per payable ounce of gold sold are non-GAAP financial measures. See “Cautionary Note Regarding Non-GAAP Measures”.

Cash costs in the quarter are impacted by the fair value attributed to the leach pad inventory as part of the preliminary purchase price allocation required under IFRS. The entire value attributed to leach pad inventory was considered as a cash component with no allocation to previously incurred depreciation.

Cash costs, which include all costs of inventory, refining costs and royalties, were $1,103 per ounce of payable gold sold in the second quarter of 2014.

Total costs, which include depreciation, depletion and amortization, were $1,135 per ounce of payable gold sold in the second quarter of 2014. Depreciation, depletion and amortization was low in the second quarter as the inventory acquired did not include any depreciation, so we expect that this non-cash component will increase to normalized levels over the next two quarters as depreciation is charged to inventory.

Mine sales

A total of 21,990 gold ounces were sold during the second quarter of 2014 at an average price of $1,285 per ounce.

Mineral Resources and Mineral Reserves Compliance

We have commenced the compliance requirements under National Instrument 43-101- Standards of Disclosure for Mineral Projects ('NI 43-101") for Mineral Resources and Mineral Reserves, retaining respectively AMEC Americas Limited and Independent Mining Consultants, Inc. to provide technical oversight. Detailed work is underway to define the most suitable strategic development plan for the Marigold mine within prevailing market conditions.

Exploration

Exploration activities for the second quarter of 2014 consisted of development work around the Mackay, Hercules and 5North areas with the objective of replacing a portion of Mineral Reserves mined and adding to Mineral Resources. During the second quarter of 2014, we drilled 6,878 meters in 48 reverse circulation holes and we are in the process of evaluating the results.

Outlook

This section of the news release provides management's production and cost estimates. Major capital and exploration expenditures are also discussed. See "Cautionary Note Regarding Forward-Looking Statements."
We concluded the acquisition of the Marigold mine in Nevada, U.S. from subsidiaries of Goldcorp Inc. and Barrick Gold Corporation on April 4, 2014.

Based upon the Marigold's mine plan developed prior to our acquisition, production and cost guidance for the Marigold mine from April 4, 2014, through December 31, 2014, was provided in our first quarter MD&A. During the second quarter, integration of the Marigold mine, a review of the 2014 mine plan and the application of our accounting policies to the mine plan, specifically the application of IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine, for deferred stripping, resulted in certain revisions to Marigold’s cost guidance to conform to our polices.

For the period from April 4, 2014 to December 31, 2014, Marigold guidance (including second quarter actual results) is:

▪	Cash costs per payable ounce of gold sold are now expected to total between $800 and $900, a reduction from previous guidance.

▪	Capitalized deferred stripping is now expected to total approximately $20 million.

▪	Capital expenditures and mineral reserve replacement drilling are now expected to total $15 million, a reduction from previous guidance of $20 million.

▪	Production and sales remain between 105,000 and 115,000 ounces of gold.

Production at the Marigold mine in the second quarter of 22,060 ounces exceeded the quarterly production guidance provided for the second quarter of 20,000 ounces. Production in the third quarter is expected to be approximately 33,000 ounces. As previously guided, the fourth quarter is forecast to be the highest production period in 2014. Quarterly production guidance is being provided to assist with understanding of expected performance through the transition and integration of the Marigold mine.

A number of activities are underway at the Marigold mine focused on improving margins including the development of a revised mine plan and mining efficiency projects to improve cost per tonne of material moved.

At the Pirquitas mine, our annual cash costs per payable ounce of silver sold guidance is reduced to between $12.00 and $13.00 from between $12.50 and $13.50 reflecting the strong cost performance at the mine. Remaining guidance for Pirquitas and exploration and development activities is unchanged from that provided in our 2013 year end MD&A Outlook. Production guidance is between 8.2 and 8.6 million ounces of silver.

On July 30, 2014, Argentina entered into a position of default on its sovereign debt due to legal proceedings regarding holders of the debt that had not accepted restructuring proposals in 2005 or 2010. We are monitoring this situation and, at present, we are not experiencing any impacts to our business operations in Argentina.

Financial Results

Mine Operations

▪
Revenues were $64.3 million in the second quarter of 2014, compared to $32.7 million in the quarter ended June 30, 2013. Cost of sales was $53.3 million, including $6.7 million of non-cash depletion, depreciation and amortization, in the quarter ended June 30, 2014. This compares to cost of sales of $51.6 million and non-cash depletion, depreciation and amortization of $11.3 million in the quarter ended June 30, 2013.

▪	Income from mine operations was $11.0 million in the second quarter of 2014, compared to a loss from mine operations of $19.0 million in the quarter ended June 30, 2013.

Net Income

▪	Net loss was $7.3 million, or $0.09 per share, in the second quarter of 2014, compared to net loss of $235.9 million or $2.92 per share in the quarter ended June 30, 2013.

Liquidity

▪
Cash and cash equivalents were $102.2 million at June 30, 2014, compared to $415.7 million as of December 31, 2013. Working capital was $427.5 million at June 30, 2014, compared to $584.1 million at December 31, 2013.

Selected Financial Data
(US$000's, except per share amounts)

This summary of selected financial data should be read in conjunction with our management’s discussion and analysis of the financial position and results of operations for the three and six months ended June 30, 2014 (“MD&A”), the unaudited condensed consolidated interim financial statements for the three months ended June 30, 2014 and June 30, 2013, and the audited consolidated financial statements for the year ended December 31, 2013.

	Three Months Ended June 30, 2014	Three Months Ended June 30, 2013
Revenue	64,287	32,654
Income (loss) from mine operations	11,022	(18,971)
Operating income (loss)	2,179	(229,471)
Net loss for the period	(7,262)	(235,945)
Basic loss per share	(0.09)	(2.92)
Cash generated by operating activities	(1,046)	4,118
Cash used by investing activities	(293,243)	(26,960)
Cash generated by financing activities	—	—

Financial Position	June 30, 2014	December 31, 2013
Cash and cash equivalents	102,162	415,657
Current assets – total	527,206	688,203
Current liabilities – total	99,662	104,124
Working capital	427,544	584,079
Total assets	1,252,568	1,191,241

Review of Projects

Pitarrilla, Mexico

As we previously announced, due to the changes to the Mexican mining tax and royalty regime and prevailing market conditions, we deferred a construction decision for the open pit mine at Pitarrilla and have placed all project activities on hold. In addition, we have reduced our presence on site, while continuing to fulfill our commitments to local communities.

Capitalized expenditures at the Pitarrilla project during the second quarter of 2014 amounted to $1.1 million compared to $3.6 million in the same period of 2013.

Activities during the first six months of 2014 have been limited to surface rights acquisition, review of alternative development options and meeting commitments to local communities in the project area. A number of development options for Pitarrilla were examined during the quarter, including underground only and combined open pit-underground scenarios.

The Pitarrilla project remains an important development asset in our portfolio with significant Mineral Resources and Mineral Reserves of silver, lead and zinc and we will continue to evaluate alternative options going forward.

San Luis, Peru

Capitalized expenditures at our wholly-owned San Luis project located in the Ancash Department, Peru, during the three months ended June 30, 2014, amounted to $2.0 million compared to $2.6 million in the comparative period of 2013.

The San Luis project comprises a 35,000 hectare area which includes several vein systems across an area of land whose surface rights are held by two separate communities, Ecash and Cochabamba. A feasibility study was completed on the Ayelén vein and the environmental impact assessment was approved in 2012. The execution of the project requires land access negotiations to be completed with both communities. To date we have reached an agreement with the Cochabamba community and we are continuing to pursue an agreement with the Ecash community. We have also identified an additional potential high grade gold vein target, the Bonita Zone, which is located entirely within the area held by Cochabamba. The target was sampled and trenched during 2010.

In 2013, we signed a five-year extension agreement with the Cochabamba community granting us access rights to conduct exploration activities on the community lands that cover the southwestern sector of the San Luis project. This extension enables us to complete exploration work on the Bonita Zone. All required exploration permits for the Bonita Zone target were obtained during the second quarter and in July 2014 a drill rig was mobilized to the property in anticipation of project start in early August.

We continue to pursue an agreement with the Ecash community in order to reach alignment on a benefits and surface use agreement over the remaining surface rights required for the Ayelén vein project. If we are able to conclude a land access agreement, we will then be able to submit permit applications and make a development decision.

Parral, Mexico

We hold four mineral properties in the mining district of Parral in the southern Chihuahua State, Mexico and are evaluating such properties for their potential to yield economic silver deposits. Our ongoing exploration of these properties has involved detailed geological mapping and sampling of outcroppings that host silver-bearing quartz veins and veinlets.

Qualified Persons
The scientific and technical data contained in this news release relating to the Pirquitas mine has been reviewed and approved by Trevor J. Yeomans, B.Sc. (Hons), a Qualified Person under NI 43-101 and our Director, Metallurgy. The scientific and technical data contained in this news release relating to the Marigold mine has been reviewed and approved by Thomas Rice, SME Registered Member, a Qualified Person under NI 43-101 and our Technical Services Manager at the Marigold mine.

Risks and Uncertainties

For information regarding the risks and uncertainties affecting our business, please refer to the section entitled “Risk Factors” in our most recent Form 40-F and Annual Information Form filed with the SEC and Canadian securities regulatory authorities, which is available at www.sedar.com, the EDGAR section of the SEC website at www.sec.gov, and on our website at www.silverstandard.com.

Management Discussion & Analysis and Conference Call

This news release should be read in conjunction with our unaudited condensed consolidated interim financial statements and the MD&A as filed with the Canadian Securities Administrators and available at www.sedar.com or our website at www.silverstandard.com.

▪	Conference call and webcast: Thursday, August 7, 2014, at 10:00 a.m. EDT.

Toll-free in North America:	+1 (888) 429-4600
All other callers:	+1 (970) 315-0481
Webcast:	www.silverstandard.com

▪	The conference call will be archived and available at www.silverstandard.com.
Audio replay will be available for one week by calling:

Toll-free in North America:	+1 (855) 859-2056, replay conference ID 67208722
All other callers:	+1 (404) 537-3406, replay conference ID 67208722

SOURCE: Silver Standard Resources Inc.
For further information contact:
W. John DeCooman, Jr.
Vice President, Business Development and Strategy
Silver Standard Resources Inc.
Vancouver, BC
N.A. toll-free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@silverstandard.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements.
Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this news release relate to, among other things: our ability to successfully integrate the Marigold mine acquisition; future production of silver, gold and other metals; future costs of inventory and cash costs per payable ounce of silver, gold and other metals; the prices of silver, gold and other metals; the effects of laws, regulations and government policies affecting our operations or potential future operations; future successful development of our projects; the sufficiency of our current working capital, anticipated operating cash flow or our ability to raise necessary funds; estimated production rates for silver, gold and other metals produced by us; timing of production and the cash and total costs of production at the Pirquitas mine and the Marigold mine; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from our mining projects including future sales of metals, concentrates or other products produced by us; and our plans and expectations for our properties and operations.

These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: uncertainty of production, development plans and cost estimates for the Pirquitas mine, the Marigold mine, the Pitarrilla project and the San Luis project; future development risks, including start-up delays and operational issues; our ability to replace Mineral Reserves; our ability to complete and successfully integrate announced acquisitions, including the Marigold mine acquisition; our ability to obtain adequate financing for further exploration and development programs; commodity price fluctuations; political or economic instability and unexpected regulatory changes; currency fluctuations, particularly the value of the Argentine peso against the U.S. dollar; the possibility of future losses; general economic conditions; the recoverability of our interest in Pretium Resources Inc. (“Pretium”) and our other marketable securities, including the price of and market for Pretium’s common shares and such other marketable securities; potential export duty on current and past production of silver concentrate from the Pirquitas mine; recoverability and tightened controls over the VAT collection process in Argentina; counterparty and market risks related to the sale of our concentrates and metals; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; uncertainty in acquiring additional commercially mineable mineral rights; lack of suitable infrastructure or damage to existing infrastructure; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits we have obtained; governmental regulations, including health, safety and environmental regulations, increased costs and restrictions on operations due to compliance with such regulations; reclamation requirements for our exploration properties; unpredictable risks and hazards related to the development and operation of a mine or mine property that are beyond our control; compliance with anti-corruption laws and increased regulatory compliance costs; complying with emerging climate change regulations and the impact of climate change; uncertainties related to title to our mineral properties and the ability to obtain surface rights; recoverability of deferred consideration to be received in connection with recent divestitures; our insurance coverage; civil disobedience in the countries where our properties are located; operational safety and security risks; actions required to be taken by us under human rights law; our ability to access, when required, mining equipment and services; competition in the mining industry for properties; our ability to attract and retain qualified personnel and management and potential labour unrest, including labour actions by our unionized employees at the Pirquitas mine; shortage or poor quality of equipment or supplies; conflicts of interest that could arise from some of our directors' and officers' involvement with other natural resource companies; claims and legal proceedings, including adverse rulings in current or future litigation against us and/or our directors or officers, and assessments; potential difficulty in enforcing judgments or bringing actions against us or our directors or officers outside Canada and the United States; certain terms of our convertible notes; and those other various risks and uncertainties identified under the heading “Risk Factors” in our most recent Form 40-F filed with the SEC and Annual Information Form filed with Canadian securities regulatory authorities.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what our management considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. Assumptions have been made regarding, among other things, our ability to carry on our exploration and development activities, our ability to meet our obligations under our property agreements, the timing and results of drilling programs, the discovery of Mineral Resources and Mineral Reserves on our mineral properties, the timely receipt of required approvals and permits including obtaining the necessary surface rights for the lands required for successful project permitting, construction and operation of the Pitarrilla project, the price of the minerals we produce, the costs of operating and exploration expenditures, our ability to operate in a safe, efficient and effective manner, our ability to obtain financing as and when required and on reasonable terms and our ability to continue operating the Pirquitas mine and the Marigold mine. You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management's assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors

This news release includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in Industry Guide 7. Consequently, Mineral Reserves and Mineral Resources information included in this news release is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically produced or extracted at the time the reserve determination is made.

Cautionary Note Regarding Non-GAAP Measures

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards (“IFRS”), including cost of inventory, cash costs and total costs per payable ounce of silver sold and adjusted net income (loss) and adjusted basic earnings (loss) per share. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP measures should be read in conjunction with our consolidated financial statements.